Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 August 8, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 937
                 Diversified Credit Portfolio of ETFs, Series 1
                              File No. 333-182108
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter is in response to the comments that you raised in your letter dated July 10, 2012, regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 937, filed on June 13, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Diversified Credit Portfolio of ETFs, Series 1 (the "Trust"). This letter serves to respond to your comments.

Investment Summary - Principal Investment Strategy
--------------------------------------------------

     1. The first paragraph of this section states that the Trust will invest at least 80% of the value of its assets in shares of fixed income and preferred exchange-traded funds ("ETFs"). Since the name of the Trust includes the term "credit" (which describes debt instruments), please explain to us why ETFs that invest in preferred stock and trust preferred securities should be considered "credit" investments. Also, please revise this paragraph to provide that the Trust will invest at least 80% of the value of its assets in ETFs that invest substantially all of their assets in "credit" instruments. (Emphasis added.) SeeSection 35(d) of the Investment Company Act of 1940, and Rule 35d-1(a)(2)(i) under the Act.

     Response: The trust will invest less than 20% of its assets in preferred ETFs. Consequently, the disclosure has been revised to state: "The trust will invest at least 80% of the value of its assets in shares of ETFs that invest substantially all of their assets in fixed-income securities of varying credit qualities and maturities."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren